EXHIBIT 12.1
Statement of Computation of Ratios
of Earnings to Fixed Charges
(in thousands)

	Six months ended
	June 30,	For the year ended December 31,
	2005	2004	2003	2002	2001	2000
Income (loss) from continuing operations before income taxes	$(41,134)	$(59,478)	$(97,001)	$(144,309)	$(118,191)	$(24,246)

Add fixed charges	1,232	6,175	10,770	10,696	5,552	270

Earnings as defined	$(39,902)	$(53,303)	$(86,231)	$(133,613)	$(112,639)	$(23,976)

Fixed charges:

Interest expense & amortization of debt issuance costs	$624	$5,065	$9,660	$9,586	$4,772	$191

Estimated interest component of rent expense	608	1,110	1,110	1,110	780	79

Total fixed charges	$1,232	$6,175	$10,770	$10,696	$5,552	$270

Ratio of earnings to fixed charges	Note (i)	Note (i)	Note (i)	Note (i)	Note (i)	Note (i)

(i)	Earnings, as defined, were insufficient to cover fixed charges by $41.1 million, $59.5 million, $97.0 million, $144.3 million, $118.2 million and $24.2 million for the six month period ended June 30, 2005, and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.